DWS INVESTMENTS
STRUCTURED NOTES
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RESHAPING INVESTING.
DWS INVESTMENTS
Deutsche Bank Group

iShares® MSCI Brazil Index Fund Linked Buffered Underlying Securities (BUyS)

International Equities ▪ Bullish ▪ Fee-Based Accounts

Indicative Terms as of April 7, 2010

CUSIP:	2515A0 3K 7
Issuer:	Deutsche Bank AG, London Branch
Maturity / Tenor:	24 Months
Index Fund:	iShares® MSCI Brazil Index Fund (Ticker: EWZ UP)
Initial Level:	The closing level of the Index Fund on the Trade Date
Final Level:	The closing level of the Index Fund on the Final Valuation Date multiplied by the Share Adjustment Factor
Index Fund Return:	$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$ (subject to the Index Fund Return Cap)
Participation Rate:	125% upside participation
Index Fund Return Cap:	34.00% - 44.00% (TBD on Trade Date)
Maximum Return:	42.50% - 55.00% (TBD on Trade Date)
Buffer Level:	10% (first 10% depreciation of the Index Fund is fully protected)
Payment at Maturity (per $1,000 security face amount):	If the Final Level: (a) is greater than or equal to the Initial Level, a cash payment that provides you with a return equal to the Index Fund Return, which is subject to the Index Fund Return Cap, multiplied by the Participation Rate. Accordingly, subject to the Maximum Return, the Payment at Maturity will be: $1,000 + ($1,000 x Index Fund Return x Participation Rate); OR (b) is less than the Initial Level, and such decline is equal to or less than the Buffer Level, the Payment at Maturity will be $1,000; OR (c) is less than the Initial Level, and such decline is greater than the Buffer Level, the Payment at Maturity will be: $1,000 + [$1,000 x (Index Fund Return + Buffer Level)].
Discounts and Commissions:	The BUyS will initially be distributed through Deutsche Bank Securities Inc. ("DBSI"), its affiliates and/or certain other affiliated or unaffiliated brokers (collectively, the "Brokers"). DBSI will receive a selling concession of up to 0.75% or $7.50 per $1,000 face amount. DBSI may pay referral fees to other Brokers of up to 0.50% or $5.00 per $1,000 face amount and may additionally pay fees of up to 0.25% or $2.50 per $1,000 face amount to certain other Brokers. Deutsche Bank AG will reimburse DBSI for such fees. DBSI, the agent for this offering, is our affiliate. For more information see "Supplemental Underwriting Information (Conflicts of Interest)" in term sheet No. 864J.
Agent:	Deutsche Bank Securities Inc.

Best Case Scenario at Maturity

If the Index Fund Return is positive, investors will receive at maturity 125% of the performance of the Index Fund Return, subject to a Index Fund Return Cap of between 34.00% and 44.00% (TBD on Trade Date) for a Maximum Return of between 42.50% and 55.00% (TBD on Trade Date).

Worst Case Scenario at Maturity

If the Final Level is less than the Initial Level by an amount greater than the Buffer Level, an investment in the BUyS will decline by 1% for every 1% decline in the Index Fund beyond the Buffer Level. Subject to the credit of the Issuer, the maximum loss at maturity on an investment is 90%.

Benefits

- International equity exposure with protection for the first 10% of any depreciation and upside leverage, subject to the Index Fund Return Cap
- 125% of any positive Index Fund Return up to the Index Fund Return Cap
- The BUyS will outperform the Index Fund at maturity if the Final Level is less than the Initial Level

Risks

- Because the BUyS do not offer full protection of your initial investment and the return of the BUyS is linked to the performance of the Index Fund, you may lose up to 90% of your initial investment
- The return on the BUyS is limited by the Index Fund Return Cap, and you will not benefit from any appreciation of the Index Fund beyond the Index Fund Return Cap
- The return on the BUyS is linked to the value of the Index Fund without taking into consideration the value of dividends paid on the component stocks of the Index Fund
- An investment in the BUyS is subject to the credit of the Issuer

Important Dates

Offering Period:	April 7 - April 27, 2010
Trade Date:	April 27, 2010
Settlement Date:	April 30, 2010
Final Valuation Date:	April 25, 2012
Maturity Date:	April 30, 2012 (24 Months)

ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-162195
Dated April 7, 2010 R-6034-1 (08/08)

NOT FDIC / NCUA INSURED OR GUARANTEED
MAY LOSE VALUE * NO BANK GUARANTEE
NOT A DEPOSIT
NOT INSURED OR GUARANTEED BY ANY FEDERAL GOVERNMENTAL AGENCY

DWS Structured Products 1.866.637.9185 www.dws-sp.com

Capped BUyS Fact Sheet
DWS Structured Products

Return Scenarios at Maturity (Assumes a Buffer Level of 10%, a Participation Rate of 125%, an Index Fund Return Cap of 39.00%, and a Maximum Return of 48.75%)
Change in Index Fund (%)	Index Fund Return (%)	BUyS Return (%)	Payment at Maturity (per $1,000 invested)
40.00%	39.00%	48.75%	$1,487.50
39.00%	39.00%	48.75%	$1,487.50
20.00%	20.00%	25.00%	$1,250.00
10.00%	10.00%	12.50%	$1,125.00
5.00%	5.00%	6.25%	$1,062.50
0.00%	0.00%	0.00%	$1,000.00
-5.00%	-5.00%	0.00%	$1,000.00
-10.00%	-10.00%	0.00%	$1,000.00
-20.00%	-20.00%	-10.00%	$900.00
-30.00%	-30.00%	-20.00%	$800.00
This hypothetical scenario analysis does not reflect advisory fees, brokerage or other commissions, or any other expenses that an investor may incur in connection with the BUyS.  No representation is made that any trading strategy or account will, or is likely to, achieve similar returns to those shown above. Hypothetical results are neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from this analysis. The numbers appearing in the above table have been rounded for ease of analysis.

Selected Risk Factors

YOUR INVESTMENT IN THE BUyS MAY RESULT IN A LOSS — The BUyS do not guarantee any return of your initial investment in excess of $100 per $1,000 face amount. The return on the BUyS at maturity is linked to the performance of the Index Fund and will depend on whether, and the extent to which, the Index Fund performance is positive or negative.

THE RETURN ON YOUR BUyS IS LIMITED BY THE INDEX FUND RETURN CAP — The Index Fund Return cannot exceed the Index Fund Return Cap of between 34.00% and 44.00% (to be determined on the Trade Date) and your payment at maturity is limited to a maximum payment of between $1,425.00 and $1,550.00 (to be determined on the Trade Date) for each $1,000 face amount of the BUyS you hold, regardless of any increase in the Index Fund beyond the Index Fund Return Cap.

CREDIT RISK – The payment of amounts owed to you under the BUyS is subject to the Issuer’s ability to pay. Consequently, you are subject to risks relating to the creditworthiness of Deutsche Bank AG.

CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE BUyS PRIOR TO MATURITY — Certain built-in costs, such as our estimated cost of hedging, are likely to adversely affect the value of the BUyS prior to maturity. You should be willing and able to hold your BUyS to maturity.

NO PERIODIC COUPON OR DIVIDEND PAYMENTS OR VOTING RIGHTS — You will not receive periodic coupon payments on the BUyS or have voting rights or rights to receive cash dividends or other distributions with respect to the component stocks of the Index Fund.

OUR RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE INDEX FUND OR THE VALUE OF THE BUyS —  We and our affiliates and agents may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the BUyS, which could affect the level of the Index Fund or the value of the BUyS.

POTENTIAL CONFLICTS — Because we and our affiliates play a variety of roles in connection with the issuance of the BUyS, including acting as calculation agent and hedging our obligations under the BUyS, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the BUyS.

MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE BUyS —  In addition to the level of the Index Fund on any day, the value of the BUyS will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other.

NON-U.S. SECURITIES MARKETS RISKS — The stocks included in the Index Fund are issued by foreign companies in foreign securities. These stocks may be more volatile than domestic stocks and may be subject to different political, market, economic, exchange rate, regulatory and other risks.

CURRENCY MARKETS MAY BE HIGHLY VOLATILE — The BUyS are subject to currency exchange risk through their exposure to the performance of the Index Fund, which measures the performance of foreign stocks that are denominated in U.S. dollars. Currency markets may be highly volatile, particularly in relation to emerging or developing nations’ currencies, and, in certain market conditions, also in relation to developed nations’ currencies.

LACK OF LIQUIDITY —  There may be little or no secondary market for the BUyS. The BUyS will not be listed on any securities exchange.

THE ANTI-DILUTION PROTECTION IS LIMITED — The calculation agent will make adjustments to the Share Adjustment Factor, which will initially be set at 1.0, for certain events affecting the shares of the Index Fund. The calculation agent is not required, however, to make such adjustments in response to all events that could affect the shares of the Index Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the BUyS may be materially and adversely affected. See “Anti-Dilution Adjustments” in the accompanying term sheet.

THE U.S. TAX CONSEQUENCES OF AN INVESTMENT IN THE BUyS ARE UNCLEAR — Significant aspects of the U.S. federal income tax treatment of the BUyS are uncertain, and the Internal Revenue Service or court might not agree with the tax consequences described in the accompanying term sheet.

See “Selected Risk Considerations” in the accompanying term sheet and “Risk Factors” in the accompanying product supplement for additional information.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No. 864J  and the product supplement relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, term sheet No. 864J and this fact sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the BUyS at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the BUyS prior to their issuance. We will notify you in the event of any changes to the terms of the BUyS, and you will be asked to accept such changes in connection with your purchase of any BUyS. You may also choose to reject such changes, in which case we may reject your offer to purchase the BUyS.

                DWS Structured Products    1.866.637.9185    www.dws-sp.com